March 6, 2007

Via Facsimile and EDGAR

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 5546
Washington, D.C. 20549-5546

Response to Comment Letter dated February 2, 2007
The Dow Chemical Company
Form 10-K filed on February 17, 2006
Response Letter Dated January 16, 2007
File No. 1-3433

Dear Ms. Blye:

The Dow Chemical Company (“Dow”) acknowledges receipt on February 20, 2007 of the Staff’s letter dated February 2, 2007, concerning Dow’s Form 10-K filed on February 17, 2006 and Dow’s response on January 16, 2007 to the Staff’s letter dated December 29, 2006 (File No. 1-3433). With this letter, we are responding to the Staff’s comments and requests for supplemental information, in the time frame as agreed via voice mail message from James Lopez on February 22, 2007.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and Dow’s response with respect to each comment:

Defined Terms

“Dow” means The Dow Chemical Company, a Delaware corporation, and does not, for the purposes of this letter, include its consolidated subsidiaries. Where Dow’s consolidated subsidiaries are meant to be included in a particular response, the term “consolidated subsidiaries” has been specifically used.

“Nonconsolidated affiliates” means 20-50 percent directly or indirectly owned joint ventures of Dow and its consolidated subsidiaries.

Comments and Responses

1.                           We note your response to prior comment one. Please provide further details on the nature of your sales into Iran and, in light of the following comment, provide similar information regarding Syria and Sudan. Your response to our prior comments indicates that you may sell chemicals, plastics and agricultural products into these countries. However, it is unclear what types of chemicals and other products you sell into these countries. Please expand your qualitative materiality analysis to address the extent to which the products may have dual-use purposes.

RESPONSE

Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not sell “dual-use products,” as defined by the Bureau of Industry and Security’s Export Administration Regulations, into Iran, Syria or Sudan.

Sales into Iran by Dow’s non-U.S. consolidated subsidiaries totaled $4.1 million in 2006. A breakdown of products sold into Iran is provided below:

In millions
Agricultural products	$2.4	Primarily products for weed management
Performance plastics	1.4	Primarily polyurethane products, used for mattresses, furniture and footwear
Performance chemicals	0.3

CELLOSIZETM hydroxyethyl cellulose, water-soluble polymers used in latex paints; glycol ethers, used in household and industrial cleaners, paints, inks and coatings; Halterman industrial cleaning solvents

2006 sales into Iran	$4.1

Sales into Syria by Dow’s non-U.S. consolidated subsidiaries totaled $16.6 million in 2006. A breakdown of products sold into Syria is provided below:

In millions
Performance plastics	$12.1	Principally polyurethane products, used for mattresses, furniture and footwear; some polycarbonate, used primarily for automotive and optical applications
Basic plastics	2.6	Polyethylene, used for food and specialty packaging; polystyrene, applications include appliances, packaging, consumer electronics, building and construction, and health and hygiene
Agricultural products	1.3	Products for weed and insect management
Performance chemicals	0.6

CELLOSIZETM hydroxyethyl cellulose (uses described above); glycol ethers (uses described above); polyglycols, used in chemical processing, household and industrial cleaners, lubricants, personal care products, pharmaceuticals; surfactants, used in household and industrial cleaners, oil and gas production, paints and coatings

2006 sales into Syria	$16.6

Sales into Sudan by Dow’s non-U.S. consolidated subsidiaries totaled $2.3 million in 2006. A breakdown of products sold into Sudan is provided below:

In millions
Agricultural products	$2.2	Products for weed and insect management
Performance plastics	0.1	Polyurethane products, used for mattresses, furniture and footwear
2006 sales into Sudan	$2.3

Information regarding products sold in 2006 by Dow’s non-U.S. nonconsolidated affiliates into Iran, Syria and Sudan is provided below:

In millions	Iran	Syria	Sudan
MEGlobal (1)	$18.0	—	—
EQUATE Petrochemical Company (2)	—	$25.1	$11.2

(1)          Sales of monoethylene glycol, used in the manufacture of:

-                    polyester fibers for clothing and textiles

-                    polyester chips for plastic bottles, containers and packaging

-                    antifreeze

(2)          Sales of polyethylene, used in packaging applications

To the best of Dow’s knowledge and belief, all of the aforementioned sales were in compliance with applicable U.S. laws.

2.                           We note your response to prior comment five. Please provide information responsive to prior comments one through three for Syria and Sudan.

With respect to your qualitative analysis for Sudan, please note also that California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Sudan.

Prior Comment #1, revised for Syria and Sudan.

We note from public reports that you may have operations in or resales into Syria and Sudan, which are identified as a state sponsors of terrorism by the State

Department and subject to export controls and sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control. Your Form 10-K discloses that you have operations in the Middle East but does not contain information relating specifically to operations in or contacts with Syria and Sudan. Please describe your current, past and anticipated operations in and contacts with Syria and Sudan, if any, including through affiliates, joints ventures and other direct and indirect arrangements.

RESPONSE

Neither Dow nor its consolidated subsidiaries have operations in Syria or Sudan. However, certain of Dow’s non-U.S. consolidated subsidiaries have had an immaterial amount of sales into Syria and Sudan as shown below. To the best of Dow’s knowledge and belief, all such sales were in compliance with applicable U.S. laws. No significant changes in these activities are anticipated in the near future.

Sales into Syria and Sudan by Non-U.S. Consolidated Subsidiaries
In millions	Sales into Syria	% of Total Sales of Dow and its Consolidated Subsidiaries	Sales into Sudan	% of Total Sales of Dow and its Consolidated Subsidiaries
2004	$15.9	0.040%	$5.7	0.014%
2005	$24.8	0.054%	$3.1	0.007%
2006	$16.6	0.034%	$2.3	0.005%

Further, none of Dow’s nonconsolidated affiliates have operations in Syria or Sudan. However, the following non-U.S. nonconsolidated affiliates of Dow have had an immaterial amount of sales into Syria and/or Sudan as shown below. To the best of Dow’s knowledge and belief, all such sales were in compliance with applicable U.S. laws. No significant changes in these activities are anticipated in the near future.

Sales into Syria by Non-U.S. Nonconsolidated Affiliates
In millions	2004	2005	2006
EQUATE Petrochemical Company (1)	$23.5	$26.5	$25.1
Equipolymers (2)	—	$0.6	—

(1)          Represented 2.4% of EQUATE’s total sales in 2004, 2.8% in 2005 and 2.5% in 2006.

(2)          In 2005, Equipolymers sold polyethylene resin that is used to produce carbonated soft drink bottles into Syria. These sales represented 0.1% of Equipolymers’ total sales for 2005.

Sales into Sudan by Non-U.S. Nonconsolidated Affiliates
In millions	2004	2005	2006
EQUATE Petrochemical Company (1)	$7.1	$10.8	$11.2

(1)          Represented 0.7% of EQUATE’s total sales in 2004, 1.1% in 2005 and 1.1% in 2006.

Prior Comment #2, revised for Syria and Sudan.

Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the governments of Syria or Sudan or entities controlled by them are intermediaries or receive financing in connection with your operations associated with Syria or Sudan.

RESPONSE

Materiality Analysis

As noted in our response above, Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Syria or Sudan. Also as noted above, sales into Syria and Sudan by certain non-U.S. consolidated subsidiaries and certain non-U.S. nonconsolidated affiliates are immaterial in amount and are, to the best of Dow’s knowledge and belief, made in compliance with applicable U.S. laws.

Certain information regarding the sales activity of Dow and its consolidated subsidiaries in the Middle East, in general, and Syria and Sudan, in particular, is publicly available. We are not aware of any investor that has stopped purchasing or sold its holdings in Dow securities as a consequence thereof; nor are we aware of any boycott of Dow, its consolidated subsidiaries, its nonconsolidated affiliates or their respective products as a consequence thereof; nor has Dow received a related shareholder proposal or, to the best of our knowledge, even a shareholder inquiry on the topic. Accordingly, from both a quantitative and a qualitative perspective, we do not believe that these activities are material to Dow, nor do they constitute a material investment risk to our security holders.

Connections with the Governments of Syria and Sudan

As noted and repeated above, Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Syria or Sudan. Therefore, the governments of Syria and Sudan, or entities controlled by them, do not act as intermediaries or receive financing in connection therewith.

Prior Comment #3, revised for Syria and Sudan.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria and Sudan. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing the Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Please also address the impact of your regulatory compliance programs that cover operations and contact associated with Syria and Sudan, and any internal risk assessment undertaken in connection with business in Syria and Sudan.

RESPONSE

Materiality Analysis

As noted above, Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Syria or Sudan. Also as noted above, sales into Syria and Sudan by certain non-U.S. consolidated subsidiaries and certain non-U.S. nonconsolidated affiliates are immaterial in amount and are, to the best of Dow’s knowledge and belief, made in compliance with applicable U.S. laws. Certain non-U.S. consolidated subsidiaries had immaterial accounts receivable balances associated with their sales into Syria and Sudan as shown in the following table, but had no other associated assets or liabilities.

A/R Balances related to Sales into Syria and Sudan by Non-U.S. Consolidated Subsidiaries at December 31
In millions	A/R Balance related to Sales into Syria	% of Total Trade Receivables of Dow and its Consolidated Subsidiaries	A/R Balance related to Sales into Sudan	% of Total Trade Receivables of Dow and its Consolidated Subsidiaries
2004	$3.0	0.063%	$3.4	0.072%
2005	$6.1	0.119%	$0.5	0.010%
2006	$3.9	0.078%	$0.7	0.014%

As noted above, we do not believe — for the stated reasons — that the activities described are material to Dow from a quantitative or qualitative perspective, nor do they constitute a material investment risk to our security holders. Furthermore, we believe that those same conclusions apply equally to our reputation and share value. The described activities do not have a negative impact on our reputation and share value because the amounts involved are immaterial; to the best of Dow’s knowledge and belief, all activities are in compliance with applicable U.S. laws; we are not aware of any investor that has stopped purchasing or sold its holdings in Dow securities as a consequence thereof; we are not aware of any boycott of Dow, its consolidated subsidiaries, its nonconsolidated affiliates or their respective products as a consequence thereof; and Dow has not received a related shareholder proposal or, to the best of our knowledge, even a shareholder inquiry on the topic.

Regulatory Compliance Program

The laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) do not prohibit sales into Syria or Sudan by foreign affiliates of U.S. companies and the involvement of non-US employees in such sales, provided materials produced in the United States (other than de minimus amounts) and U.S. persons are not involved.

As suppliers of chemicals, plastics and agricultural products that contribute to the development of a wide spectrum of industries, certain non-U.S. consolidated subsidiaries of Dow have had immaterial sales into Syria and Sudan, as noted above. Dow is aware of its compliance obligations, and recognizes that this awareness is particularly important with regard to countries against which the U.S. government or multilateral institutions like the United Nations have implemented sanctions, embargoes or other trade-related restrictions. These countries are referred to as “security-sensitive” countries and/or “sanctioned” countries.

Under Dow’s Regulatory Compliance Program, Dow’s order entry system blocks U.S. consolidated subsidiaries from making any sales into Syria and Sudan. Dow’s non-U.S. consolidated subsidiaries conduct an extensive internal review prior to making any sale into Syria or Sudan. In accordance with the BIS and OFAC “Know Your Customer” Guidelines, “Red Flag” indicators and “Denied Party Screening” requirements, this review focuses on knowledge about the customer, the intended end-use of the material and the environment into which the sale is being made. These sales are noted in Dow’s order-entry system and are subject to review and approval by non-U.S. employees of the selling business and Dow’s International Trade Operations department before the order is finalized. This activity is an extension of Dow’s product stewardship and Responsible Care® programs. To the best of Dow’s knowledge and belief, Dow and its consolidated subsidiaries are in compliance with applicable U.S. laws.

In connection with our responses to the Staff’s comments, we acknowledge that:

-              Dow is responsible for the adequacy and accuracy of the disclosure in the filing;

-              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-              Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-1541 or by facsimile at (989) 638-9723.

Best regards,

/S/ WILLIAM H. WEIDEMAN
William H. Weideman
Vice President and Controller

cc:                                 John Cash, Division of Corporation Finance
Pamela Long, Division of Corporation Finance
James Lopez, Division of Corporation Finance